Nicholas-Applegate International & Premium Strategy Fund

Annual Shareholder Meeting Results

The Fund held its annual meeting of shareholders on July 25, 2007. Shareholders voted to reelect John J. Dalessandro II as Class II Trustee, to reelect R. Peter Sullivan III as Class II Trustee, to elect William B. Ogden IV as Class I Trustee and to elect John C. Maney as Class III Trustees to serve until 2010, 2010, 2009, 2008, respectively. The results are as follows:

                                                               	Withheld
						Affirmative	Authority

Reelection of John J. Dalessandro II		  8,450,176 	   68,724

Reelection of R. Peter Sullivan III	          8,452,368        66,532

Election of William B. Ogden IV                   8,452,217        66,683

Election of John C. Maney			  8,451,848        67,052


Messrs. Paul Belica, Robert E. Connor and Hans W. Kertess continue to serve as Trustees of the Fund.